Sequans Communications Announces Change in Ratio of
American Depositary Shares to Ordinary Shares

PARIS, France – September 27, 2024 – Sequans Communications S.A. (NYSE: SQNS), a leading provider of 4G and 5G semiconductors and modules for the Internet of Things, today announced that its Board of Directors has approved a change in the number of its ordinary shares represented by American Depositary Shares, issued by the Bank of New York Mellon as depositary, from 4 ordinary shares per ADS to 10 ordinary shares per ADS. The change in exchange ratio for the ADSs will have the same effect as a 1-for-2.5 reverse stock split of the ADSs. The ADSs will continue to trade on the New York Stock Exchange under the same ticker SQNS but a new CUSIP will be assigned. Sequans' ordinary shares are not affected by the change. The Company's total outstanding share capital at present is 249,928,692 ordinary shares.

Georges Karam, Sequans CEO, said, “We are nearing the October 9th deadline to increase our ADS price to meet the NYSE compliance obligations. This could be resolved organically after closing the recently announced asset sale to Qualcomm. However, we feel that independent of the NYSE criteria, it would be beneficial for the Company’s ADS market price to be higher to enhance our appeal to a broader range of investors. We believe this action will better position our company for future growth. Furthermore, we are thrilled about the transaction with Qualcomm, which we anticipate closing soon, as the French government gave its clearance, and we are working towards satisfying remaining closing conditions.”

The new ADS to ordinary share ratio of 1 for 10 will be effective prior to the commencement of trading on the New York Stock Exchange on Wednesday, October 9, 2024. Because each ADS will represent 10 times the number of Sequans' ordinary shares after the ratio change, and the total number of ordinary shares remains the same, the trading price of the ADSs is expected to increase by approximately the same multiple, enabling the company to regain compliance with the New York Stock Exchange minimum price listing requirement.

No fractional ADSs will be issued. Holders who would otherwise receive fractional ADSs will receive a cash payment in lieu of such fractional ADSs. The cash in lieu rate will be set when the depositary sells the ADSs that would otherwise have been issued as fractional ADSs in one or more market trades. ADS holders with ADSs held in book-entry form or through a bank, broker or other nominee are not required to take any action and will see the impact of the change to the ADS ratio reflected in their accounts after October 9, 2024. Beneficial holders may contact their bank, broker or nominee for more information. ADS holders with ADSs held in certificate form will be required to exchange their certificates for new book-entry ADSs at a rate of 2.5 old ADSs for 1 new ADS. Shortly after October 9, 2024, such ADS holders will receive a Letter of Transmittal and instructions for exchanging their certificates from the depositary.

Forward Looking Statements

This press release contains projections and other forward-looking statements regarding future events or our future ADS price. All statements other than present and historical facts and conditions contained in this release, including any statements regarding our anticipated future ADS price and our ability to regain compliance with the New York Stock Exchange listing requirements, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. Sequans can give no assurance that the ADS price after the change in the ADS ratio will be equal to or greater than 2.5 times the ADS price before the change. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, (ix) our inability to enter into and execute on strategic alliances, (x) the impact of natural disasters on our sourcing operations and supply chain, (xi) the impact of the ADS ratio change on our ADS trading price and volume, (xiii) the impact of the pending asset sale to Qualcomm on our future business; and (xii) other factors detailed in documents we file from time to time with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

About Sequans Communications

Sequans Communications S.A. (NYSE: SQNS) is a leading semiconductor company specializing in wireless cellular technology for the Internet of Things (IoT). Our engineers design and develop innovative, secure, and scalable technologies that power the next generation of connected devices. We offer a wide range of solutions, including chips, modules, IP, and services. Our LTE-M/NB-IoT, 4G LTE Cat 1bis, and 5G NR RedCap/eRedCap platforms are optimized for IoT, delivering breakthroughs in wireless connectivity, power efficiency, security, and performance. Established in 2003, Sequans is headquartered in France and has a global presence with offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Finland, Taiwan, and China.

Sequans investor relations: Kim Rogers (USA), +1 385.831.7337, ir@sequans.com
Sequans media relations: Linda Bouvet (France), +33 1 70 72 16 00 media@sequans.com